

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2019

Destiny Aigbe
Chief Financial Officer
GD Acquisition Group, Inc.
8 The Green Suite A
Dover, DE 19901

> **Re: GD Acquisition Group, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed March 11, 2019**
> **File No. 0-56034**

Dear Mr. Aigbe:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Natural Resources